UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

America West Resources, Inc.
(Name of Issuer)
Common Stock, par value $.0001
(Title of Class of Securities)
02365V-10-6
(CUSIP Number)
Mary Wommack Barton,
401 Congress Ave., Ste 2200,
Austin, TX 78701;
512-480-5604
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Denly Utah Coal, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,041,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		65,041,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	65,041,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS D. Mark von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,041,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		65,041,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	65,041,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Matthew D. von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,041,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		65,041,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	65,041,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Dennis C. von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,041,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		65,041,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	65,041,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Sally A. von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,041,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		65,041,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	65,041,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Denly ACI Partners, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,041,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		65,041,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	65,041,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Denly ACI Mgt., LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,041,111

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		65,041,111

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	65,041,111

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	02365V-10-6
SCHEDULE 13D
This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed by Denly Utah Coal, LLC, a Texas limited liability company (the “Company”), D. Mark von Waaden, Matthew D. von Waaden, Dennis C. von Waaden, Sally A. von Waaden, Denly ACI Partners, Ltd. (“Denly ACI”), a Texas limited partnership, and Denly ACI Mgt., LLC, a Texas limited liability company, (together, the “Reporting Persons”) and relates to their beneficial ownership of shares (the “Shares”) of common stock, par value $0.0001 per share (the “Common Stock”), of America West Resources, Inc. (the “Issuer”).
This Amendment No. 2 amends Item 3 and Item 5, subparts (a) and (c), of the Statement on Schedule 13D by supplementing the information in such Items as originally filed with the Securities and Exchange Commission on February 26, 2010, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on March 3, 2010 by the Reporting Persons with respect to the shares of Common Stock of the Issuer.
Item 3 Source and Amount of Funds or Other Consideration.
a.
Denly ACI and The Von Waaden 2004 Revocable Trust, the two members of the Company, acquired 10,000,000 shares of Common Stock under a Stock Purchase Agreement dated October 9, 2008 for an aggregate price of $200,000. These shares were transferred to the Company in May of 2009.

b.	The Company acquired 20,900,000 shares of Common Stock from the Issuer in a Stock Purchase Agreement dated May 27, 2009 for an aggregate price of $75,000.00.

c.	The Company acquired 5,000,000 shares of Common Stock under a Stock Purchase Agreement with the Issuer dated October 9, 2009 for an aggregate price of $100,000.00.

d.
As of October 13, 2009, the Company loaned $200,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “October 13, 2009 Note”). As part of the consideration for the loan, under the terms of the October 13, 2009 Note, the Issuer issued 2,000,000 shares of common stock to the Company.

e.
As of November 11, 2009, the Company loaned $150,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “November 11, 2009 Note”). As part of the consideration for the loan, under the terms of the November 11, 2009 Note, the Issuer issued 1,500,000 shares of common stock to the Company.

CUSIP No.	02365V-10-6
f.
As of October 23, 2009, the Company loaned $750,000.00 to America West Services, Inc. (“Subsidiary”), a wholly owned subsidiary of the Issuer, as a result of which the Subsidiary executed a promissory note for the benefit of the Company (the “October 23, 2009 Note”). Under the terms of the October 23, 2009 Note, the Subsidiary agreed to pay the Company interest for the period of October 23, 2009 to December 22, 2009 in the form of common stock of the Issuer to be delivered on January 6, 2010. The Issuer has an obligation to issue 1,000,000 shares of its common stock to the Company under the terms of the October 23, 2009 Note.

g.
As of May 27, 2009, the Company loaned $1,150,000.00 to the Subsidiary, as a result of which the Subsidiary executed a promissory note for the benefit of the Company (the “May 27, 2009 Note”). As of October 23, 2009, the Subsidiary executed the Amendment No. 1 to Secured Promissory Note (“Amendment No. 1”) in favor of the ompany under which the parties agreed that interest on the May 27, 2009 Note from May 27, 2009 to December 22, 2009 was to be paid in common stock of the Issuer. As of January 6, 2010, the Issuer had an obligation to issue 5,341,111 shares of its common stock to the Company under the terms of the May 27, 2009 Note, as amended by Amendment No. 1.

h.
As of January 27, 2010, the Company loaned $1,000,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “January 27, 2010 Note”). As part of the consideration for the loan, under the terms of the January 27, 2010 Note the Issuer issued 10,000,000 shares of common stock to the Company on February 8, 2010.

i.
As of February 12, 2010, the Company loaned $230,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “February 12, 2010 Note”). As part of the consideration for the loan, under the terms of the February 12, 2010 Note the Issuer has an obligation to issue 2,300,000 shares of common stock to the Company.

j.
As of March 1, 2010, the Company loaned $260,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “March 1, 2010 Note”). As part of the consideration for the loan, under the terms of the March 1, 2010 Note the Issuer has an obligation to issue 2,600,000 shares of common stock to the Company.

k.
As of March 3, 2010, the Company loaned $250,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “March 3, 2010 Note”). As part of the consideration for the loan, under the terms of the March 3, 2010 Note the Issuer has an obligation to issue 2,500,000 shares of common stock to the Company.

l.
As of March 15, 2010, the Company loaned $190,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “March 15, 2010 Note”). As part of the consideration for the loan, under the terms of the March 15, 2010 Note the Issuer has an obligation to issue 1,900,000 shares of common stock to the Company.

CUSIP No.	02365V-10-6
The source of the funds used for the acquisitions discussed in (a) were the assets of Denly ACI and The von Waaden 2004 Revocable Trust.
The source of the funds used for the stock purchases and loans made to the Issuer and Subsidiary as discussed in (b) — (l) above was the assets of the Company as contributed by its members, Denly ACI and The von Waaden 2004 Revocable Trust.
Item 5 Interest in Securities of the Issuer.
(a) Number and percentage of Common Stock Beneficially Owned by Reporting Persons
The information concerning percentages of ownership set forth below is based on the report of the Issuer’s transfer agent on March 25, 2010 that there are 256,974,502 shares of Common Stock outstanding.
The Company beneficially owns 65,041,111 shares of Common Stock as of March 3, 2010, which represents 25.3% of the outstanding Common Stock.
D. Mark von Waaden may be deemed to beneficially own 65,041,111 shares of Common Stock as of March 3, 2010, which represents 25.3% of the outstanding Common Stock.
Matthew D. von Waaden may be deemed to beneficially own 65,041,111 shares of Common Stock as of March 3, 2010, which represents 25.3% of the outstanding Common Stock.
Dennis C. von Waaden may be deemed to beneficially own 65,041,111 shares of Common Stock as of March 3, 2010, which represents 25.3% of the outstanding Common Stock.
Sally A. von Waaden may be deemed to beneficially own 65,041,111 shares of Common Stock as of March 3, 2010, which represents 25.3% of the outstanding Common Stock.
Denly ACI may be deemed to beneficially own 65,041,111 shares of Common Stock as of March 3, 2010, which represents 25.3% of the outstanding Common Stock.
Denly ACI Mgt., LLC may be deemed to beneficially own 65,041,111 shares of Common Stock as of March 3, 2010, which represents 25.3% of the outstanding Common Stock.
(c) Transactions in the Last Sixty Days

CUSIP No.	02365V-10-6
The transactions in Common Stock effected by the Reporting Persons during the past 60 days are as follows:
a.
As of January 27, 2010, the Company loaned $1,000,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “January 27, 2010 Note”). As part of the consideration for the loan, under the terms of the January 27, 2010 Note the Issuer issued 10,000,000 shares of common stock to the Company on February 8, 2010.

b.
As of February 12, 2010, the Company loaned $230,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “February 12, 2010 Note”). As part of the consideration for the loan, under the terms of the February 12, 2010 Note the Issuer has an obligation to issue 2,300,000 shares of common stock to the Company.

c.
As of March 1, 2010, the Company loaned $260,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “March 1, 2010 Note”). As part of the consideration for the loan, under the terms of the March 1, 2010 Note the Issuer has an obligation to issue 2,600,000 shares of common stock to the Company.

d.
As of March 3, 2010, the Company loaned $250,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “March 3, 2010 Note”). As part of the consideration for the loan, under the terms of the March 3, 2010 Note the Issuer has an obligation to issue 2,500,000 shares of common stock to the Company.

e.
As of March 15, 2010, the Company loaned $190,000.00 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “March 15, 2010 Note”). As part of the consideration for the loan, under the terms of the March 15, 2010 Note the Issuer has an obligation to issue 1,900,000 shares of common stock to the Company.

Item 7 Material to be Filed as Exhibits.
Exhibit 1: Joint Filing Agreement dated as of March 25, 2010 by and among the Company, D. Mark von Waaden, Matthew D. von Waaden, Dennis C. von Waaden, Sally A. von Waaden, and Denly ACI, and Denly ACI Mgt., LLC.

CUSIP No.	02365V-10-6
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: March 25, 2010

By:	DENLY UTAH COAL, LLC

By:	/s/ D. Mark von Waaden
	Name:	D. Mark von Waaden
	Title:	President

By:	/s/ D. Mark von Waaden
	Name:	D. Mark von Waaden

By:	/s/ Matthew D. von Waaden
	Name:	Matthew D. von Waaden

By:	/s/ Dennis C. von Waaden
	Name:	Dennis C. von Waaden

By:	/s/ Sally A. von Waaden
	Name:	Sally A. von Waaden

By:	DENLY ACI PARTNERS, LTD.

By:	Denly ACI Mgt., LLC, General Partner

By:	/s/ Dennis C. von Waaden
	Name:	Dennis C. von Waaden
	Title:	Manager

By:	DENLY ACI MGT., LLC

By:	/s/ Dennis C. von Waaden
	Name:	Dennis C. von Waaden
	Title:	Manager

CUSIP No.	02365V-10-6
JOINT FILING AGREEMENT
The undersigned hereby agree to the joint filing of the Amended Schedule 13D to which this Agreement is attached.
Dated: March 25, 2010

By:	DENLY UTAH COAL, LLC

By:	/s/ D. Mark von Waaden
	Name:	D. Mark von Waaden
	Title:	President

By:	/s/ D. Mark von Waaden
	Name:	D. Mark von Waaden

By:	/s/ Matthew D. von Waaden
	Name:	Matthew D. von Waaden

By:	/s/ Dennis C. von Waaden
	Name:	Dennis C. von Waaden

By:	/s/ Sally A. von Waaden
	Name:	Sally A. von Waaden

By:	DENLY ACI PARTNERS, LTD.

By:	Denly ACI Mgt., LLC, General Partner

By:	/s/ Dennis C. von Waaden
	Name:	Dennis C. von Waaden
	Title:	Manager

By:	DENLY ACI MGT., LLC

By:	/s/ Dennis C. von Waaden
	Name:	Dennis C. von Waaden
	Title:	Manager